HUNTON & WILLIAMS LLP
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RICHMOND, VIRGINIA 23219-4074
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FILE NO: 77051.2
January 28, 2011
VIA EDGAR
Ms. Kristina Aberg
Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Summit Hotel Properties, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed on December 3, 2010
File No. 333-168686
Dear Ms. Aberg:
As counsel to, and on behalf of, Summit Hotel Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-168686) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 27, 2011.
For convenience of reference, each Staff comment contained in your January 27, 2011 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 3 to the Registration Statement filed with the Commission on December 3, 2010. The changes reflected in Amendment No. 4 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Unless otherwise indicated, all page references in our responses refer to the pages of the marked copy of Amendment No. 4.
ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES
McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO WASHINGTON
www.hunton.com

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
January 28, 2011

Capitalized terms used and not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.
Distribution Policy, page 50
1.	Please revise your disclosure throughout the document to refer to the correct pro rata initial annual distribution rate of $.50 per share.
Response: The Company has revised the disclosure on pages 50 and 81 in response to the Staff’s comment.
2.	We note your disclosure that you expect to use existing cash, including proceeds from this offering and the concurrent private placement, or borrow funds to fund any shortfall in cash available for your initial annual distribution. Please specifically address how you intend to fund the shortfall, and disclose any other liquidity needs you intend to fund using existing cash. Please also address any material changes or anticipated material changes in the predecessor’s cash from the September 30, 2010 balance sheet to present, including any potential payments of priority return distributions to holders of its Class A and A-1 membership interests. If you intend to disclose that you will use a credit facility to fund the shortfall or any other liquidity need, you must have a signed commitment for that facility. Additionally, it is not appropriate to cite a planned future offering of your securities as a source to address the shortfall. Please provide similar disclosure within your discussion of liquidity and capital resources.
Response: The Company has revised the disclosure on page 52 under the heading “Distribution Policy” to reflect cash flows provided by financing activities that the Company expects to utilize to fund any shortfall in cash flows from operating activities in order to pay its estimated initial annual distribution. The Company advises the Staff that there are no material changes or anticipated material changes in the predecessor’s cash from the September 30, 2010 balance sheet to present and, as further described in response to Comment 6 below, the predecessor does not expect to make additional priority distributions to holders of its Class A and Class A-1 membership interests over and above the aggregate $8.3 million amount described on pages 67 and F-6 of the Registration Statement. The Company advises the Staff that the Company has received signed commitments for the credit facility described in the Registration Statement. The Company has added disclosure on pages 11, 26 and 68 with respect to the commitments. Lastly, the Company has deleted all references to future offerings of securities as a potential source of capital to fund its estimated initial annual distribution in the event of a shortfall in operating cash flow.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
January 28, 2011

3.	Please revise your discussion of the material assumptions used in your calculation of cash available for distribution, at the top of page 52, to include an assumption that income and cash flows from operations for the twelve months ended September 30, 2011 will be substantially the same as income and cash flows from operations for the twelve months ended September 30, 2010, except for disclosed differences, as this appears to be the key assumption you are making.
Response: The Company has revised the disclosure on page 52 in response to the Staff’s comment.
4.	Please revise your calculation of cash available for distribution to include a provision for cash flows from investing activities that is at least as great as the historical average of capital expenditures on your 65 hotel properties, or your anticipated capital expenditures for the 12 months ended September 30, 2011, whichever is greater. To the extent you anticipate using proceeds from the offering, you may disclose that amount in a footnote to the table. To the extent you intend to use other sources of cash to pay for such expenditures, please show the full amount of such expenditures in the table, and an offsetting amount disclosing the other currently available sources of cash. As noted above, if you intend to disclose that you will use borrowings under your anticipated $100.0 million senior secured revolving credit facility, you must have a signed commitment for that facility, and it is not appropriate to cite a future offering of your securities as a source of funds.
Response: The Company has revised the disclosure in the table on page 52 under the heading “Distribution Policy” in the line item entitled “Estimated cash used in investing activities for the 12-month period ending September 30, 2011” and in a footnote to that line item to provide that the amount shown represents the average of the predecessor’s annual capital expenditures for the three-year period ended December 31, 2009 in response to the Staff’s comment. As noted in response to Comment 2 above, the Company has removed references to future offerings of securities as a potential source of capital to fund the estimated initial distribution in the event of a shortfall in operating cash flow and advises the Staff that the Company has received signed commitments for the credit facility described in the Registration Statement.
5.	Please tell us why you did not include the balloon payment due on your debt maturing September 30, 2011 as a component of estimated cash used in financing activities.
Response: The Company has added the amount of the balloon payment with respect to the debt maturing September 30, 2011 in the table on page 52 under the heading “Distribution Policy” in the line item entitled “Estimated cash used in financing activities

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
January 28, 2011

for the 12-month period ending September 30, 2011” and in a footnote on page 52 in response to the Staff’s comment.
Liquidity and Capital Resources, page 66
6.	We note your disclosure that through January 15, 2011, your predecessor has accrued and unpaid priority returns on Class A and A-1 membership interests of $5 million, subject to the availability of cash, and that it may not have available cash to pay these returns. Please tell us whether any returns would be payable if the transaction were to be effective today, and revise your disclosure to address the likelihood that any payments may become due before the effective date of your formation transactions.
Response: The Company advises the Staff that the predecessor has determined that it does not expect to pay additional priority distributions to holders of Class A and A-1 membership interests in excess of the amounts previously shown in the Registration Statement and has added disclosure on page 67 in response to the Staff’s comment.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-1.
7.	Please tell us how you determined it was appropriate to exclude the $6 million impairment related to land held for sale from your pro forma financial statements.
Response: The Company has added disclosure on page F-5 in response to the Staff’s comment.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8524 or David C. Wright at (804) 788-8638.
Very truly yours,
/s/ David S. Freed
David S. Freed

cc:	Kerry W. Boekelheide
Daniel P. Hansen
Christopher R. Eng, Esq.
James E. Showen, Esq.
Kevin L. Vold, Esq.